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Exhibit 12.1

Calculation of earnings to fixed charges

	2002		2001		2000		1999		1998
	(in thousands, except ratios)
Earnings:
Net income available to common stockholders	$25,378		$20,774		$21,123		$18,522		$13,055
Preferred stock dividends	3,342		2,562		1,459		1,338		60
Income taxes	—		—		—		—		—
Interest expense	—		—		—		—		—

	$28,720		$23,336		$22,582		$19,860		$13,115

Fixed charges:
Preferred dividends	$3,342		$2,562		$1,459		$1,338		$60
Interest expense	—		—		—		—		—

	$3,342		$2,562		$1,459		$1,338		$60

Ratio of earnings to fixed charges	8.59	X	9.11	X	15.48	X	14.84	X	218.58	X

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Calculation of earnings to fixed charges